Mail Stop 4561



      January 30, 2006




Lawrence M. Nault
President
Axiom III, ,Inc.
2341 Boston Road
Wilbraham, MA  01095

Re:	Axiom III, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed January 17, 2006
	File No. 333-120967

Dear Mr. Nault:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.
General
1. Please ensure that your next amendment is marked to clearly and precisely show all changes, as required by Rule 472 of Regulation C.
We note that some of the changes made in amendment no. 4 are not marked.

Selling Security Holders, page 13

2. We note your list of China World Trade selling security holders.
Please identify, by footnote or otherwise, the natural persons that control each selling stockholder that is not a natural person.

Financial Statements

Independent Auditor`s Report

3. We note that the report of your accountant refers to the audits being conducted in accordance with auditing standards of the Public
Company Accounting Oversight Board (United States). Please include a revised opinion in your amended filing which refers to the standards of the Public Company Accounting Oversight Board (United States) as opposed to the auditing standards of that entity.

Summary of Significant Accounting Policies

Background

4. We note your response to prior comment 12. Please delete the reference to the SEC`s Staff Accounting Bulletin within your disclosure.

Revenue Recognition

5. We note your response to prior comment 13. Please expand your disclosure to indicate your policy for income recognition (e.g., straight line method over the lease term) for other than month-to-month leases. Reference is made to paragraph 19b of SFAS 13.

Going Concern

6. It appears that the amounts which you have included within this footnote are not consistent with amounts on the face of your financial statements. Please advise or revise.

Part II

Recent Sales of Unregistered  Securities

7. We note the issuance of shares during the second and third quarters of 2004 in exchange for services received. Please help us to understand how you accounted for such transactions in your consolidated statements of operations during the nine month period ended September 30, 2004. Specifically advise why general and administrative expense is only $26,857 when we note that you disclosed that the shares issued on August 8, 2004 represented $20,000 in value alone (without any consideration for the share issuances during the other months of the second and third quarters of
2004).

Exhibit 23.1
8. We note that the date of the consent is January 13, 2005 and it appears that the date may have been typed in error. Please revise.

********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.


      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:     Bruce M. Pritchett (via facsimile)
??

??

??

??

Lawrence M. Nault
Axiom III, Inc.
January 30, 2006
Page 4